UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2005

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:            99 CENTS ONLY STORES

Former name if applicable:

Address of principal executive office (street and number):           4000 East Union Pacific Avenue

City, state and zip code:            City of Commerce, California 90023

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Company has not completed its financial statements as of and for the year ended December 31, 2004 and its 2004 Annual Report on Form 10-K. Factors contributing to this delay include (i) the ongoing review by the Company and its current and former external auditors of certain depreciation issues related to prior periods to determine whether adjustments to the useful lives of certain building improvements to periods longer than initially assigned may be required, which adjustments to the useful lives may result in adjustments to depreciation expense in prior periods and restatements of prior period financial statements, (ii) the finalization of certain operating lease issues as described below, and (iii) the need to complete management’s assessment of internal controls over financial reporting.  As we have previously disclosed, our independent registered public accounting firm will disclaim an opinion on management’s assessment of internal controls and express an adverse opinion on the effectiveness of internal controls as of December 31, 2004 because of material weaknesses.

The Company is not able to file its Form 10-Q for the quarter ended March 31, 2005 until the 2004 Annual Report on Form 10-K has been filed with the SEC. The Company’s Form 10-Q for the quarter ended March 31, 2005 will not be filed by the extended deadline.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jeff Kniffin	(323) 881-1239
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes    ☒ No

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, based on a review the Company undertook, in consultation with its current and former external auditors, and in response to views expressed by the Chief Accountant of the Securities and Exchange Commission in a February 7, 2005 letter to the American Institute of Certified Public Accountants regarding certain operating lease issues and their application under generally accepted accounting principles, the Company will be restating its financial statements for 2002, 2003, and the first three quarters of 2004 for its accounting for operating lease rent holidays. The final amount of this adjustment is still under review, but presently it is anticipated that this will result in a reduction of net income, net of tax effects, of approximately $200,000 to $300,000 for fiscal 2002, $500,000 to 700,000 for fiscal 2003, and approximately $50,000 to $100,000 per quarter for the first three quarters of 2004. In addition, the Company is reviewing its method of accounting for leasehold improvements funded by either landlord incentives or allowances under operating leases (tenant improvement allowances) which may also require restatement of prior period financial statements.

Further, as discussed above, the Company’s ongoing review of certain depreciation issues may result in a restatement of the Company’s historical financial statements, including those for 2002 and 2003 (as well as for the first three quarters of 2004).

The Company’s tax provision may also be impacted to the extent the adjustments and potential adjustments discussed above affect pretax income.

These adjustments and potential adjustments are non-cash and have no significant impact on the Company’s cash flows, cash position, revenues or same store sales. The Company is in the process of quantifying the financial statement impact of all of these items, and thus is not able to provide an estimate of the impact of all of these items at this time, other then as set forth above. However, at this time the Company anticipates the net impact of these adjustments and potential adjustments may be to increase net income over previously published amounts for 2002, 2003, and for the first three quarters of 2004, and to increase net income for the fourth quarter of 2004 and the first quarter of 2005 over what net income would have been without such adjustments, although the amount of such potential increase cannot yet be determined.

As the Company is still quantifying the potential impact of all possible adjustments and determining whether a restatement of its prior financial statements will be required for the depreciation and leasehold improvements issues discussed above, the Company cannot at this time provide a reasonable estimate of any anticipated changes in the results of operations for the quarter ended March 31, 2005 compared to the quarter ended March 31, 2004.

* * *

We have included statements in this filing that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act. The words “expect,” “estimate,” “anticipate,” “predict,” “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this filing and include statements regarding the intent, belief or current expectations of the Company, its directors or officers. The shareholders of the Company are cautioned not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this filing as a result of additional information or factors that we may identify as we complete our review of the matters addressed herein and our preparation of our 2004 Form 10-K and the 2005 First Quarter 10-Q and as our external auditors complete their review of these matters, and for the reasons, among others, discussed in the reports and other documents the Company files from time to time with the Securities and Exchange Commission, including the risk factors contained in the Section - “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

99 CENTS ONLY STORES
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2005	By: /s/ Eric Schiffer
Name: Eric Schiffer
Title Chief Executive Officer